Auxilio, Inc.
27401 Los Altos Suite 100
Mission Viejo, Ca 92691

July 29, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:

Auxilio, Inc. Responses to Securities and Exchange Commission Staff comments made by letter dated July 8, 2009
Post-Effective Amendment No. 6 to Registration Statement on Form S-1 Filed June 30, 2009
File No. 333-135640

Ladies and Gentlemen:

Auxilio, Inc. (“Auxilio”), in connection with its filing of an amendment to its Post-Effective Amendment No. 6 to Registration Statement on Form S-1 under the Securities Act (File No. 333-135640) (the “Registration Statement”) hereby make the following responses to the Securities and Exchange Commission (the “SEC”) Staff’s comments to the Registration Statement made by letter dated July 8, 2009, which are keyed to correspond to the comments made in such letter. For your ease of reference, each response is preceded by a reproduction of the corresponding comment.

Post-Effective Amendment No. 6 to Registration Statement on Form S-1

1.

We note you have incorrectly titled Post-Effective Amendment No. 6 as "Amendment No. 1 to Post- Effective Amendment No. 5." Please number your post-effective amendments consecutively so that the next amendment is Post-Effective Amendment No. 7. See Rule 470 of Regulation C.

Response:

We have number titled the Amendment as Post-Effective Amendment No. 7.

2.

Please ensure that you have updated your prospectus consistently to reflect the changes you have made in response to our comments. For example, we note that you continue to state that the "number of shares registered under this prospectus would be approximately 21% of the total common stock outstanding " on page 1. Please revise and ensure that you have made consistent revisions throughout your prospectus.

Response:

We have updated Auxilio’s prospectus consistently to reflect the changes we have made in response to the SEC’s comments.

Selling Stockholders, page 25

3.

We note your response to comment five in our letter dated May 22, 2009. Please revise the footnotes to your selling stockholders table to disclose the identities of the natural persons exercising voting and investment control over the shares owned by stockholders who are not natural persons, even where investment decisions are made by committee. Where you state that no natural person exerts voting and investment control over the shares, please disclose the identities of the natural persons who share the power to direct the voting of the shares. In this regard, please refer to Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Response:

We have revised the footnotes to the selling stockholders table to disclose the identities of the natural persons exercising voting and investment control over the securities owned by stockholders who are not natural persons, even where investment decisions are made by committee.

4.

We note your response to comment six in our letter dated May 22, 2009. You state that you have disclosed the identities of selling stockholders who are broker-dealers. Please note that a registration statement registering the resale of shares being offered by broker- dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. Your indication that such broker- dealers"may be deemed" underwriters is insufficient; please revise to state that the broker-dealers are underwriters. Also, as applicable, please identify all selling stockholders who are affiliates of broker dealers. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that; (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.

Response:

We have revised the footnotes to the selling stockholders table to disclose the identities of those entities that are broker-dealers and noted that such entities are deemed to be underwriters. We have also made the required statement for selling stockholders that are affiliates of a broker-dealer.

Signatures

5.

We note that you appointed a new President, Mr. Jacques Terblanche, effective June 10, 2009. Yourprior President executed this amendment in that capacity. Please revise to remove this title from Mr. Weidemann's signature blocks and ensure that your Signature page has been properly executed by all necessary persons in their proper capacities. See Instruction 1 to Signatures to Form S-1. We also note that your website still identifies Mr. Weidemann as President.

Response:

Amendment No. 7 has been executed by all necessary persons in the proper capacities and titles have been updated as necessary. The Company has updated its website to reflect these changes in office.

     If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 614-0700.

Sincerely,

 /s/ Paul T. Anthony
Paul T. Anthony, Chief Financial Officer